Filed by Centillium Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Centillium Communications, Inc.
Commission File No. 000-30649

The following is a transcript of a conference call and live virtual webcast hosted by TranSwitch Corporation and Centillium Communications, Inc. for members of the financial analyst community and investors on July 9, 2008.

Final Transcript

Conference Call Transcript TXCC - TranSwitch Corporation to Acquire Centillium Communications, Inc. Event Date/Time: Jul. 09. 2008 / 4:00PM CT

CORPORATE PARTICIPANTS

Ted Chung

TranSwitch Corporation - Vice President of Business Development

Santanu Das

TranSwitch Corporation - President, CEO

Faraj Aalaei

Centillium Communications - President, CEO

CONFERENCE CALL PARTICIPANTS

Kevin Cassidy

Thomas Weisel Partners - Analyst

Stanley Cohen

Atrium Advisers - Analyst

Michael Coady

B. Riley & Co. - Analyst

Sandy Harrison

Signal Hill Group - Analyst

Richard Shannon

Northland Securities - Analyst

Presentation

Operator

Good day, everyone, and welcome to the TranSwitch Corporation to acquire Centillium Communications, Inc, conference call. Today's call is being recorded. At this time, I'd like to turn the call over to Mr. Ted Chung, Vice President of Business Development. Please go ahead, sir.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Thank you very much. This is Ted Jung. I'm the Vice President of Business Development for TranSwitch Corporation. With me on the line today are Dr. Santanu Das, our President and CEO with TranSwitch Corporation, Robert Bosi, the Chief Financial Officer of TranSwitch Corporation. We're also joined by Mr. Faraj Aalaei, the President and CEO of Centillium Communications, and Linda Reddick, the Chief Financial Officer of Centillium Communications.

Before we proceed, I'm going to recite some Safe Harbor clauses before I turn the call over to Dr. Das.

Forward-looking statements in this release, including statements regarding management's expectations for future financial results, anticipated expense savings and synergies, the combined companies' products, revenue opportunities and prospects, and the timing of the proposed merger are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

Investors are cautioned that these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements, including without limitation, the potential inability to complete the proposed merger because conditions to the closing may not be satisfied. The risk that the two companies' businesses will not be integrated successfully and without delay. The risk that the transaction may involve unexpected costs, or unexpected liabilities. Uncertainties concerning the affect of the transaction on relationships with customers, employees, and suppliers of either or both companies. And other risks associated with TranSwitch's and Centillium's businesses, such as the risks associated with acquiring new businesses, the risk of downturns in economic conditions generally, and in the telecommunications and data communications markets, and the semiconductor industry, specifically.

Risks in product development and market acceptance of, and demand for TranSwitch's products and products developed by TranSwitch's customers, risks related to TranSwitch's indebtedness, risks of failing to attract and retain key managerial and technical personnel, risks associated with foreign sales and high customer concentration, risks associated with competition and competitive pricing pressures, risks associated with investing in new businesses, risks of dependence on third party VLSI fabrication facilities, risks related to intellectual property rights and litigation, risks in technology development and commercialization, and other risks detailed in TranSwitch's and Centillium's filings with the Securities and Exchange Commission.

TranSwitch expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations, or any change in events, conditions, or circumstances on which any such statement is based.

Important information for investors and stockholders. TranSwitch expects to file an SEC registration statement on form S4 and TranSwitch and Centillium will file a proxy statement and prospectus with the SEC in connection with the proposed merger. TranSwitch and Centillium urge investors and stockholders to read the proxy statement and prospectus when it becomes available and any other relevant documents filed by either party with the SEC because any filings will contain important information.

Investors and stockholders will be able to obtain the proxy statement prospectus and any other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.TranSwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.Centillium.com.

With that said, we can begin. I'm going to hand it over to Dr. Santanu Das, President and Chief Executive Officer of TranSwitch Corporation.

Santanu Das - TranSwitch Corporation - President, CEO

Thank you, Ted. Good afternoon, everybody, and thank you for joining us today. Before we begin, let me remind you that the purpose of this call is to discuss the Centillium acquisition only. This is not a TranSwitch earnings release call. Our earnings release call is scheduled to take place on July 29th.

The agenda of today's call will be as follows. We'll review the details of the transaction, highlight the strategic rationale, which led to the transaction, and briefly discuss Centillium's business. And we'll then take your questions.

I will hand over now to Ted Chung, Vice President of Business Development of TranSwitch to walk you through the details of the transaction and highlights of the strategic rationale and the benefits of this transaction. Then I'll come and along with Faraj Aalaei, we'll have some comments to make. Ted?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Thank you, Santanu. Earlier today, TranSwitch Corporation and Centillium Communications announced the signing of a definitive agreement for TranSwitch to acquire all of the outstanding shares of Centillium. We are very excited about this opportunity because it represents a transformative opportunity. With this acquisition the combined entity acquires critical scale, with a strong position in very dynamic high-growth segments including fibre to the home, voice over IP, broadband access, carrier Ethernet, and HDMI-based video transport.

The management of both companies has identified more than $10 million in expense savings in the form of synergies and the transaction should result in meaningful accretion in 2009 earnings. The management also believes that the combined company will be profitable starting in the first quarter 2009. The transaction is subject to customary closing conditions and regulatory approval, and a Centillium shareholder vote. We expect the transaction to close during the fourth quarter of 2008.

Under the terms of the agreement, each Centillium shareholder will receive a little over 0.5958 shares of TranSwitch common stock and $0.36 in cash for each share of Centillium common stock. Based on TranSwitch's closing share price, today, July 9, 2008, the total consideration value of Centillium at $42.8 million, or approximately $1.02 per share on a fully diluted basis. Centillium shareholders will own approximately 16% of the combined company.

TranSwitch after the transaction will have approximately 158 million fully diluted shares outstanding. The current TranSwitch shareholders will own approximately 84% of the combined company.

What is the rationale for this transaction? We believe this combination positions us in some very attractive high- growth market segments within the communications IC sector. These segments specifically are broadband access, including fibre to the premises, voice over IP, and carrier Ethernet, including Ethernet over SONET, as well as the high-growth HDMI and display port markets.

We believe this transaction makes sense for TranSwitch because A -- it is an opportunity to combine with a comparable company at a reasonable valuation.

B -- Centillium is just the right size. It will contribute substantially to our revenue without adversely impacting TranSwitch's current growth prospects.

C -- Post transaction and post restructuring, TranSwitch will have additional net cash of around $8 million on its balance sheet.

D -- The two companies have very common missions, to provide VLSI solutions for next generation IP networks.

E -- The companies also have a strong overlapping customer base in complimentary product lines.

F -- This transaction creates an opportunity for roughly $10.5 million in annual synergies.

G -- Centillium's fibre to the home business line has an excellent strategic fit with TranSwitch's existing broadband access product line, which includes access network controllers and GEPON products. Combining their product portfolio with ours puts us in a unique position as the only supplier capable of providing complete solutions for Ethernet PON and gigabit PON markets, with either fibre to the home or fibre to the node architectures.

H -- There are tremendous opportunities for cross selling of TranSwitch products with Centillium's products in complimentary platforms.

I -- Centillium is a strategic supplier of Ethernet PON products to Oki Networks, and has other tier one design wins in Japan. As a result, Centillium has exposure to NTT's aggressive PON deployment program.

J -- The combined entity we believe should be profitable in the first quarter of 2009 and going forward.

The transaction also makes sense for Centillium because the combined company will have larger scale, and will be profitable by the first quarter of 2009. Additionally, Centillium shareholders will receive immediate premium and will enjoy equity participation in a larger, stronger company with exciting growth prospects.

Lastly, Centillium investors have the opportunity to participate in the potential upside of the combined company.

There are also some additional benefits for TranSwitch and Centillium investors both. From a TranSwitch perspective, these are that Centillium products are producing a current revenue run rate of over $25 million. This revenue has the potential to grow significantly in 2009 as carriers begin higher volume deployment.

Lastly, there is opportunity for margin improvement for Centillium products, adding to overall profitability of the combined company. The additional benefits from a Centillium perspective are again, equity upside in the combined company, significant exposure to major carrier deployments in the United Kingdom, India, Korea, and China because of TranSwitch's existing design wins, and improved visibility with customers and suppliers due to TranSwitch's existing relationships.

I will provide a brief overview of Centillium's businesses. Centillium started as a DSL modem supplier, competing with companies like Conexant, Broadcom, MetaLink, Texas Instruments, and Ikanos. Centillium was extremely successful, particularly in the Japanese market. However, in recent years the global DSL market has become overly commoditized. Centillium management understood this reality and initiated diversification moves into voice over IP and fibre to the premises markets, which are faster growing.

Earlier this year, Centillium took another strategic step by divesting their DSL business and is now focused solely on the voice over IP and fibre to the premises markets. Centillium leveraged its DSL reputation in Japan and very quickly gained a strong foothold in Japan's EPON market with its fibre to the home products. The company is an industry leader in the Ethernet PON space and commands a respectable market share in Japan today.

Centillium also has a very strong presence in the voice over IP arena. Their strategy in this market has been to focus on media gateways, Hamsam, and customer premises equipment, by providing complete hardware and software solutions. Alcatel-Lucent, Tellabs, and GTE in China are their largest customers in this space. Centillium's complimentary customer base includes Oki Electric, NEC, Alcatel-Lucent, Ericsson, ZTE, Tellabs, and Samsung.

This transaction will add meaningful scale, allowing us to address new revenue opportunities. We have identified annual cost synergies of approximately $10.5 million that will further drive improvement. The combination leverages the unique strengths of both companies and should allow us to better serve our customers and drive greater shareholder value moving forward.

With that said, I will now hand the call back to Santanu Das, who will discuss some next steps.

Santanu Das - TranSwitch Corporation - President, CEO

So what is the next step? This transaction will have to be approved by Centillium shareholders and pertinent regulatory agencies. The two companies will work together to make it happen. The two companies will also work together post transaction, to insure that the identified synergies are realized. And all rationalization steps are taken immediately so that the deal becomes accretive starting Q1 2009. And the combined entity is also profitable beginning Q1 2009.

I would like to take this opportunity to compliment Faraj and his team for their dedication and effort, which have positioned Centillium strategically. Their decision to diversity of some business and focus on the other two businesses made it very attractive to TranSwitch to seek them out as a partner. I am looking forward to working with Faraj and his team to create a powerhouse in the communications semiconductor space.

I would like to now turn it over to Faraj Aalaei for his comments. Faraj?

Faraj Aalaei - Centillium Communications - President, CEO

Thank you very much, Dr. Das. The whole team at Centillium is very excited about joining the TranSwitch team. Our product lines and customers are complimentary, and we're confident that the TranSwitch alliance will allow us to take the optical and VoIP business to new heights.

Our combined design teams, R&D capabilities, and customer relationship will lead to exciting new business opportunities. Before I turn the call back over to Santanu, I want to take this opportunity to thank all Centillium employees for their dedication, hard work, and outstanding commitment since its founding. I would also like to thank our shareholders. The past few years have been challenging for our industry, and I'm proud of the fact that Centillium management and employees squarely faced these challenges.

Because of the crucial and strategic steps we've taken, we're now more confident of our future, especially because the combination with TranSwitch gives us the necessary scale. I believe this combination is very positive for stakeholders of both TranSwitch and Centillium as the combined entity will be positioned in the highest growth segments of communication IT space and will have the scale necessary to be a robust public company. With that, I'll now turn the call back to Dr. Das.

Santanu Das - TranSwitch Corporation - President, CEO

Great summary. We are extremely excited about having Centillium join the TranSwitch team. With this transaction, we believe we are very well positioned in the fastest growing segment of the communications IC space. Moreover, this acquisition, after the -- the (inaudible) initiative, we undertook last year through our (inaudible) design center and our entry into the ACMI market. The added scales is such much higher operating leverage by allowing us to better manage our cost, improve our margins, enhance our balance sheet, and to broaden our relationship with key customers.

At this moment, we would like to take your questions.

QUESTION AND ANSWER

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Does anybody have any questions?

(OPERATOR INSTRUCTIONS)

Operator

And we'll go first to Kevin Cassidy with Thomas Weisel Partners.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Hi, Kevin.

Kevin Cassidy - Thomas Weisel Partners - Analyst

Okay. Thank you for taking my question. I wonder if you can give a little more details of where you'll see the cost synergies and how quickly you'll achieve those?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

We see really tremendous synergies both in general administrative, sales, and to a degree in research and development as well. I mean obviously the most straightforward cost savings are going to be immediate cost savings related to the fact that you have two smaller public companies that have public company costs -- audit, legal, et cetera. Obviously there will be savings just by virtue of the two companies combining.

From a sales standpoint, if you look at the product our sales team supports and the products that the Centillium sales team supports, really they are very complimentary and often go into in some cases the same platforms as some of these customers.

So if you look sort of geographically, we have a lot of redundancy in terms of the positioning vis-a-vis our tier one customers. And in general, we also plan to rationalize some of our research and development efforts so that we have a stronger, frankly more efficient research and development process going forward.

Kevin Cassidy - Thomas Weisel Partners - Analyst

Okay.

Unidentified Participant

In terms of timing, Kevin, I would expect that you start to see some of these savings within a quarter after the transaction closes. We expect the transaction to close sometime in the fourth quarter, so even by early 2009 you should expect to see some of that reflected in the financial results. And as we have stated in the press release, we believe that savings due to those synergies should be roughly $10.5 million over the course of 2009.

Kevin Cassidy - Thomas Weisel Partners - Analyst

Okay. Thank you.

Operator

Thank you. We'll take our next question. We'll go next to Stanley Cohen with Atrium Advisers.

Stanley Cohen - Atrium Advisers - Analyst

Hi. Thanks for taking my question. Can you comment on how much of the Centillium NOLs TranSwitch will be able to use?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

We have not done an analysis at this time of that issue.

Stanley Cohen - Atrium Advisers - Analyst

That would seem to be pretty critical in the price you determine to pay for the company. Is there any ballpark figure?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

We have not -- we have -- Centillium has a significant amount of NOLs, so does TranSwitch.

Unidentified Participant

It is our expectation that some level of NOL will -- certainly TranSwitch's existing NOL will continue to be used and some level of Centillium's NOL will be added to ours.

Santanu Das - TranSwitch Corporation - President, CEO

And the combined NOL is significant and in the evaluation we took all of those into account. The exact number, we do not have handy. It is quite complex calculations. If you could call in later, we'll be able to provide you with.

Stanley Cohen - Atrium Advisers - Analyst

Okay. And just one more follow-up question on that. The $10.5 million in savings that does not include any positive impact you would have from taking advantage of the Centillium NOL once you become (inaudible).

Santanu Das - TranSwitch Corporation - President, CEO

Yes.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

That is correct.

Santanu Das - TranSwitch Corporation - President, CEO

These are straightforward expense reduction because of the elimination of public company expenses and rationalization --

Stanley Cohen - Atrium Advisers - Analyst

Okay.

Santanu Das - TranSwitch Corporation - President, CEO

-- of other parts of the business.

Stanley Cohen - Atrium Advisers - Analyst

Okay. So there seems to be some -- even if you got these in small portions of the Centillium NOL, there'll be some significant dollar benefit from it.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Absolutely.

Santanu Das - TranSwitch Corporation - President, CEO

And as I pointed out, we have significant NOL of our own.

Stanley Cohen - Atrium Advisers - Analyst

I understand.

Santanu Das - TranSwitch Corporation - President, CEO

And that itself makes this acquisition worthwhile.

Stanley Cohen - Atrium Advisers - Analyst

Right. You get the -- you get to use it. Okay. Thank you very much. Good luck, guys.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Thank you.

Operator

Thank you. We'll go next to Michael Coady with B. Riley and Company.

Michael Coady - B. Riley & Co. - Analyst

Hi. This is Michael Coady. Is my line open?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Your line is open.

Michael Coady - B. Riley & Co. - Analyst

Okay. Thanks. My question relates to the value of the acquisition for Centillium but is there a minimum value for the equity -- for the TranSwitch equity to be provided to the Centillium shareholders depending on the stock price moves over the next couple of quarters?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

The answer is the number of shares is fixed. So if you look at the press release, specifically that number of TranSwitch shares will be exchanged for each Centillium share. So that is a fixed number.

Santanu Das - TranSwitch Corporation - President, CEO

No adjustment.

Michael Coady - B. Riley & Co. - Analyst

Okay. All right. Thank you.

Operator

Thank you. Next we'll go to Sandy Harrison with Signal Hill.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Hi, Sandy.

Sandy Harrison - Signal Hill Group - Analyst

Afternoon, guys. How are you?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Good, good. How are you?

Sandy Harrison - Signal Hill Group - Analyst

Not bad, thanks. Couple of questions along with Kevin's from a -- and as much as you can with the gross margin. Shantanu, in your prepared remarks, you talked a little bit about taking advantage of some of the gross margins that TranSwitch has enjoyed, and being able to hopefully take advantage of that. What's -- in as best you can, what's -- what do you see the profile of the combined company going forward from a gross margin basis and how much leverage is there in gross margin? And then from about -- we'll start with that and I'll come back with another one.

Santanu Das - TranSwitch Corporation - President, CEO

Very good. So the way we have done is, we have modeled based on the assumption that Centillium will maintain the existing gross margin and TranSwitch will maintain the existing gross margin. And Ted will give you the answer to your question what does the combined profile look like.

However, because of the big appeal of the company, we'll have -- include buying power and buying leverage. And based on our analysis, we believe that in addition to the model, which Ted will discuss, there are (inaudible) opportunities for margin improvement. Ted.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Yeah, I mean basically, Sandy, and when we have more time, I'll take you through this in more detail. We believe that the combined company should have greater than 60% gross margin generally and as Shantanu alluded to, we also believe we might be able to pick up in addition to that, at least a couple points in gross margins, just in terms of -- what's interesting is Centillium and TranSwitch have the same boundary partners, and the same packaging partners. So we would expect to pick up some points just by virtue of being a larger customer with those particular vendors.

Sandy Harrison - Signal Hill Group - Analyst

Got you. And then from a boundary -- not boundary -- from a balance sheet perspective, would by combining the two outside of other areas you expect to exit this transaction with $8 million in net cash? Was that right? And is that --?

Santanu Das - TranSwitch Corporation - President, CEO

The point I made was it is post transactions and post all the rationalization.

Faraj Aalaei - Centillium Communications - President, CEO

So it goes sort of net everything.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Yeah. And that $8 million would be additive. And it is a minimum of $8 million.

Santanu Das - TranSwitch Corporation - President, CEO

Right.

Sandy Harrison - Signal Hill Group - Analyst

Got you. And then from a product perspective, you guys introduced the -- back in May a new product -- the programmable -- I guess the Taurus you call it. How does this tie in from a perspective of linking what you've done in Taurus and sort of the next gen of Taurus, and with what Centillium's already done in the PON markets?

Santanu Das - TranSwitch Corporation - President, CEO

So, and then on the Centillium product are called EPON applications and Taurus, which is a highly programmable product, is for GEPON market. So with this alliance, we'll be one of the very few customers, if not the only affiliate -- the player -- who should have a GEPON product, EPON product, in addition (inaudible) controllers. And as a result, who will be able to provide in the GEPON space any product needed for fibre to the home or fibre to the car applications, and how are the -- this (inaudible) all (inaudible) cable in Japanese market. And because of Centillium's EPON operating, we have a very strong portfolio there.

So this is very, very synergistic and as you also know, that -- just a couple of the Japanese vendors, like JNEC and Fujitsu have substantial export market to North America, (inaudible), and (inaudible). And there is the standard (inaudible) GEPON then they - - the (inaudible) two opportunity because of the fact that Centillium already has foothold platforms. So they are qualified in Oki, if Oki wants to go into export marketing GEPONs, we believe we'll be the natural choice.

Sandy Harrison - Signal Hill Group - Analyst

Got you. And then lastly, as far as the VoIP piece of the business, where does that fit into the grand scheme of things and how does that take advantage of some of the stuff you guys have already done from TranSwitch's perspective?

Santanu Das - TranSwitch Corporation - President, CEO

Our engagement is to support those products. Both Centillium and TranSwitch have one common design philosophy. If you look at their VoIP products, they are highly programmable and as you know, our total and IP platforms are highly programmable. So one of the rationalization opportunity we will have is in the next generation, voice over IP offering. Our TranSwitch from the Centillium side of the R&D group, we'll have the choice of looking at what Taurus and Artemis as a platform for their next generation in voice over IP operating, and giving us opportunity for quite the synergy.

Sandy Harrison - Signal Hill Group - Analyst

Got you. And then from design capabilities, the R&D group for Centillium, where are they typically located? And is that one of the areas you see synergies saving costs on an OpEx basis is by combining offices? Or just in geographic --?

Santanu Das - TranSwitch Corporation - President, CEO

Centillium -- the biggest design center is in Bangalore, India. And our biggest design center is in New Delhi, India. And it's a two hours plane flight. Centillium is very strong in their design center in software area, especially the affiliated software. And as you know, we also in times we have to change our (inaudible) because of the fact that our future products are going to be based on very programmable Taurus and Artemis line of platforms.

And this gives us an opportunity of combining Centillium's strength in the Bangalore design center with our strength in our Delhi design center. Our Delhi design center is more [hydro] centric and Centillium's design center is more (inaudible) centric. Obviously there will be some overlap and we'll have to look into the opportunities for rationalization. As soon as the transaction has consummated, we'll call on the combine team to go through those opportunities. But we already have taken a strong and close look and we feel this $10.5 million synergy, which we have identified, is very, very physical.

Sandy Harrison - Signal Hill Group - Analyst

Got you. Okay, thanks. I'll drop back into the queue.

Santanu Das - TranSwitch Corporation - President, CEO

Thank you.

Unidentified Participant

Thanks, Sandy.

Operator

Thank you. (OPERATOR INSTRUCTIONS) And we'll go next to Richard Shannon with Northland.

Unidentified Participant

Hi, Richard.

Richard Shannon - Northland Securities - Analyst

Oh hi, guys. Sorry, there was some static in there. I didn't hear my introduction there. Let's see, I guess a couple of questions. First for Santanu, on one of the previous questions, talking about the different PON products for both Centillium and TranSwitch. I'm not sure that I heard you say definitely whether you expect to see the roadmaps for those two products overlap at some point in the future. If that's something -- and if so, is that something that's going to happen relatively soon, or will that be a kind of a couple of years out kind of a time frame?

Santanu Das - TranSwitch Corporation - President, CEO

Right now, Centillium has products, which are qualified in Japanese market. So obviously, we'll continue with that -- the current product line. Similarly, our GEPON product has just been taped out. It'll be coming very soon for testing. And as we explained to you earlier, that those platforms can be used not only for GEPON occurring or like for other things like (inaudible) switch or (inaudible) device -- those kind of applications also. So we'll continue with that one.

In future, there is an opportunity of rationalizing our platform approach and having a common platform both EPON and GEPON.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Now, let me just also step in here. There is a higher degree of likelihood in the near future -- the ITU and IEEE standards will converge at 10 gig. And the fact that we already have the 1 gig EPON solutions and the 2.5 gig GEPON solutions, we plan to have the 10 gig solution as well. So we expect the combined company to have the full range of passive optical network components from 1 gigabit all the way to 10 gigabits.

Richard Shannon - Northland Securities - Analyst

Okay. And maybe another quick question on product integration possibilities in the future. Seems like with the addition of voice over IP and also having HTMI and it seems like there's some opportunities in the future for kind of these home gateway products that definitions are being bandied about. Is that also an opportunity you expect to be addressing?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Absolutely. In fact, that's another opportunity that we are frankly very excited about. Centillium has been a long-time leader in the media gateway voice over IP market. They are rapidly becoming a real player in CPE home gateway equipment. We, as you know, also have a similar strategy with respect to home gateway. There -- we see absolute convergence, and we expect that to be a real strength of the combined company in the future.

Santanu Das - TranSwitch Corporation - President, CEO

And again, just like in the (inaudible) area, our intention will be to have common platform for all the market segments.

Richard Shannon - Northland Securities - Analyst

Okay. One last question on kind of the financial model you discussed what you thought that kind of the target gross margin will be with the combined company. Just trying to do a little bit of math on the OpEx and try to figure out where that's going to get to in order to get to your goal of being profitable in the first quarter of next year. It seems like the cost synergies of $10.5 million annually, or just a little over $2.5 million quarterly, taking that off of Centillium -- Centillium's OpEx run rate in the first quarter -- doesn't seem to get you all the way down there without significant revenue growth on the combined companies' revenue base here. I don't know if you want to talk about this qualitatively or quantitatively, but I'm trying to get to the -- trying to perform the math here that gets me to that (inaudible).

Santanu Das - TranSwitch Corporation - President, CEO

Richard, we understand your question. I think this question can be better dealt in a subsequent call where we can walk you through that whole math. And we can do it right after this call.

Richard Shannon - Northland Securities - Analyst

Okay. That's fair enough. I think that's all of my questions. Thank you.

Santanu Das - TranSwitch Corporation - President, CEO

Now, just one second.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Yeah. I would like to just, for sake of your question on this call, Richard, qualitatively respond. Centillium -- if you look at their voice over IP and fibre to the premises businesses, have experienced actually significant growth. They are relatively new businesses and are sort of at the early stage of their ramp. So there has been growth over the last couple of quarters. And based on what we saw with respect to new customer deployment, we believe that that growth will continue for some time. So we've not gotten into the specifics of what those customer deployments are in particular, but there is sort of an early stage, if you will, of customer deployments occurring as we speak.

Santanu Das - TranSwitch Corporation - President, CEO

But we will be able to walk you through our model.

Faraj Aalaei - Centillium Communications - President, CEO

Santanu, if I may add just a point here for clarification.

Santanu Das - TranSwitch Corporation - President, CEO

Please do.

Faraj Aalaei - Centillium Communications - President, CEO

This is Faraj. The expenses in Q1 of 2008, for Centillium, included the affect of DSL as well -- the selling of the DSL business. And since then, the company has been going through restructuring of its own because of the sale of DSL to rationalize down to these two products -- product lines. So the actual projected expenses -- long-term expenses for Centillium as a stand-alone company, is around $5.8 million a quarter in terms of operating expenses. And the rationalization that Dr. Das and Ted have been talking about is over and beyond what we bring to the table as a stand-alone entity.

Santanu Das - TranSwitch Corporation - President, CEO

Very good point, Faraj.

Richard Shannon - Northland Securities - Analyst

Yes. Thank you. That was kind of the number I was looking for. I appreciate that. Thank you.

Operator

Thank you. Next we'll take a follow-up from Kevin Cassidy with Thomas Weisel.

Kevin Cassidy - Thomas Weisel Partners - Analyst

Thanks. My questions were similar. You had mentioned a $25 million run rate for Centillium and it would be increasing in '09. Can you give us a rough idea of what kind of percentage we could expect?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

We at this point are not really prepared to provide a number on this call. But we expect that growth to be healthy. I can talk in terms of industry growth rates. The voice over IP industry generally is growing 20% year-over-year and we believe that Centillium's position in that market is a very stable one. With respect to their fibre to the premises businesses, that overall industry growth rate is higher than 30% year-over-year. So certainly as a starting point you could use industry growth rates and apply them to Centillium's business.

Kevin Cassidy - Thomas Weisel Partners - Analyst

Okay. Great. Thank you.

Operator

Thank you. Next we'll go to Stanley Cohen with Atrium Advisors.

Stanley Cohen - Atrium Advisers - Analyst

Yes. Can you hear me?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Yes.

Stanley Cohen - Atrium Advisers - Analyst

Yeah. I don't know if you stated it before. Are there any penalties or breakup fees if Centillium should get a higher offer or TranSwitch decides -- whatever?

Santanu Das - TranSwitch Corporation - President, CEO

We still have customary industry standard breakup fees. We cannot comment on the specifics of it.

Stanley Cohen - Atrium Advisers - Analyst

I mean other companies say what the breakup fees are when they announce acquisitions. What seems to be confidential about it? Will it be in the SEC filings?

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Yes it will.

Santanu Das - TranSwitch Corporation - President, CEO

Yeah.

Stanley Cohen - Atrium Advisers - Analyst

Oh, okay. Thank you very much.

Santanu Das - TranSwitch Corporation - President, CEO

And the filing is going to take place shortly and that's the reasons why I was not giving you the answers.

Stanley Cohen - Atrium Advisers - Analyst

Okay. Thank you very much. Fair enough. Thank you.

Santanu Das - TranSwitch Corporation - President, CEO

It is being (inaudible) as we speak.

Operator

Thank you. And at this time, it appears we have no further questions. I'd like to turn the program over Dr. Santanu Das, President and CEO for any additional or closing remarks.

Santanu Das - TranSwitch Corporation - President, CEO

I want to thank all of you for attending this conference call. As I mentioned earlier, on 29 July, we'll have our regular earnings call, and I look forward to visiting all of you at that time. Thank you again. Bye.

Ted Chung - TranSwitch Corporation - Vice President of Business Development

Thank you very much.

Operator

That does conclude today's conference. You may disconnect your lines at this time.

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Disclaimer Regarding Forward-Looking Statements

Information set forth in this conference call transcript contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the transaction, including future financial and operating results and estimated cost savings and synergies, and other statements that are not historical facts. TranSwitch and Centillium caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information due to various risks and uncertainties.

These include risks and uncertainties relating to: the parties' potential inability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully and without delay; the risk that the transaction may involve unexpected costs or unexpected liabilities; uncertainties concerning the effect of the transaction on relationships with customers, employees and suppliers of either or both companies; risks associated with downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of and demand for both companies products and products developed by the companies' customers; risks relating to TranSwitch's indebtedness; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments thereto, and other documents TranSwitch and Centillium have filed and will file with the SEC contain additional factors that could impact the company's businesses and financial performance. TranSwitch and Centillium expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

TranSwitch expects to file a SEC Registration Statement on Form S-4, and TranSwitch and Centillium will file a proxy statement/prospectus with the SEC, in connection with the proposed merger. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium's directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium's 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium's directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.